



2023 REPORT

Athyna

REPORT CARD

Dear investors,

We're excited to share our progress: we've secured enterprise clients and developed new sources of lead generation, including our innovative Creators Program. Athyna's AI Chrome extension is now ready, and our platform MVP is live. We've also significantly enhanced customer support with AI integration. Our new Marketing team is focused on aggressive growth initiatives and has already shown promising results. Despite some challenges with customer and talent offboarding due to market conditions and slower upselling on current accounts, we're dedicated to addressing these issues. We remain confident in our ability to adapt and succeed. Your investment has been crucial in achieving these milestones, and we're committed to driving further success and delivering value.

We need your help!

This year, we're focused on climbing the enterprise value ladder and are eager to connect with firms interested in exploring how we can assist them in finding exceptional global tech talent. We're particularly targeting companies at Series C and beyond. If you have strong connections with any such firms, we would greatly appreciate introductions to facilitate exploratory calls. Additionally, our CEO's newsletter is experiencing rapid growth and has become an excellent platform for building new relationships



has become an excellent platform for building new relationships with founders. It currently reaches an audience of 30,000 founders, investors, and tech leaders. If you know a founder who would benefit from this exposure, please introduce us. We would love to collaborate on an interview piece to feature them in the newsletter, helping them gain visibility and connect with a broader audience. Your support and connections are invaluable to us as we continue to expand and strengthen our network. Thank you for your ongoing commitment and involvement in our journey.

Sincerely,

Bill Kerr

Founder & CEO

How did we do this year?

REPORT CARD

B+

☺ The Good

Secured enterprise clients and developed new sources of lead generation, including our new Creators Program.

Athyna's AI Chrome extension is ready and platform MVP went live. We also enhanced CS with AI integration.

also enhanced CS with AI integration.

Onboarded a new Marketing team focused on growth initiatives.

☹ The Bad

Upselling moving slowly on current accounts because of market conditions.

High customer and talent offboarding because of market conditions.

Some struggles with one of our lead generation sources: outbound.

2023 At a Glance

January 1 to December 31



$5,501,479 +77%
Revenue



-$187,365
Net Loss



$759,253 [21%]
Short Term Debt



$1,160,748
Raised in 2023



$241,879

Cash on Hand
As of 05/17/24

INCOME BALANCE NARRATIVE



● Revenues   ● Profit

	2022	2023
Revenues	$3,111,218	$5,501,479
Profit	-$497,748	-$187,365

Net Margin: -3% Gross Margin: 38% Return on Assets: -34% Earnings per Share: -$0.02

Revenue per Employee: $80,904 Cash to Assets: 55% Revenue to Receivables: 3,378

Debt Ratio: 303%

📄 Athyna_Financials_and_CPA_Review_Report_2020_and_2021.pdf

📄 Athyna_Financials_and_CPA_Review_Report_2023_and_2022__1_.pdf

We ♥ Our 194 Investors

Thank You For Believing In Us

Midian Jones	Mirko Turrina	Arjun Saravanan	Randy R Osborn	Muthu SANKARAN	David Hall
Phil Osolinski	Taina Silingardi	Ivan Lendner	David Macario	Brett Wright	Hatem Rowaihy
Matías Rosenberg	Roberto Giacomelli	Dena Paratore	Josefina Cordoba	Christopher Moyer	Jeff Dion
Tiffany Del Aguila	Jeff Lazcano	Tom Wright	˜Pierre Alexandre…	Sumith Jain	Hector J Jirau
Ricardo Maciel Reis	Vincent Lau	Nathan Stone	Anand A	Giuseppe De Giorgi	Enric Espí Mollá
Jay A	Byron Alvarez	Joseph Moshinsky	Jesse Levin	Lucas Saud	Alejandro Ortega
Andrei S. Iliescu	Charizze Austin	Harry Hamilton	Rick Kerr	Simon Turner	Dominic Yates
Josephine Steele	Alex Denham	Ignacio Margulies	Lucas Posternak	Dario Nanni	Charles Liu
Andres Ruiz	Kennedy Thibou	Roman Prager	Alexander Voronkov	Marcel Gordon	Kevin King
Kelan Luecke	Bishoy Gaid	Joyce Senior	Patricio Marchionna	Joaquín Varela	Yaniv Bernstein
Ben Crowe	Lourdes Rodriguez…	Sofia Etchebarne	Tyson Lloyd	Ben Lucas	Matthew Collins
Ivan Lendner	Jesse Leeworthy	Regis Marechal	Claire Hewitt	Luciano Lombardi	Maren Hogan
Benjamin Brookfield	Duke Duncan	Walter Sosa González	Yama Nori	Ramiro Pannunzio	Dianne Kerr
Beatriz Guevara	Blakelock Brown	Ringo Thomas	Jim Babb	Rahi Kumar	Jonathan Chester
Neofytos Mavris	Deen A	Serafin Sanchez	Brett Seaton	Stephen Karaolis	Fahim Sachedina
Mivin Mathew	Ross Dillon	Raj Thiyagarajan	Ashish Mishra	Tameka Scott	Darren Crowder
Bruno Maroniene	Frank Neal	Alan Jones	Allen Edmison	Krista Mabagos	Prateek Singh
Luke Marshall	Rahul Gurunath	Blake Toicerkani	Ray Rdz	Guilherme Cherman	Brad Yaffe
Christian Szegedy	Jamie Mc Crea	Quentin Hottekiet…	Guilherme Cherman…	Wendy Carson	Jason Baumgartner
Yadira B	Rajendra Kumar…	Axel Sukianto	Rajinder Sharma	Jerome Sage	Jonathan Byrt
Sam Savis	Geogy Philip	Amit Majumder	Andrew Spears	Danny Lee	Bryan Mok
Florencia Cardoso	Camila Chan	Joseph Hocking	Doruk Usluel	Luke Howes	Scott ITTERSAGEN
Dean Collins	Trent Miesner	Jack Kerr	Hasan Abuelreich	Danny Lindley	Mike Jansen
Phaneendra…	Gina Cardazone	W Kim Colich	Julian Grant	Andre Selton	Luna Stanley
Ali Ansari	Cam Bennett	Aaron Bendix-Balgley	Noah Posner	Jane Save	Daniel Anthony
Matthew Dunn	Richard Taddonio	Lumpur Kuo	Richard Armstrong	Brooke Marshall	Fuchinanya Obioha
Ali Almattar	Hareesha…	Rebecca Pham	Dennis Billings	Prakash Patil	Vito Zaccone
Abril Olavarria	Emma Malina	Ed Hooper	Netanel Polonsky	Matt Pomrink	Corey Harris
Madhava Padavala	Alvaro Larrea	Rajiv Panta			

Thank You!

From the Athyna Team





Bill Kerr

Founder & CEO

2 x Founder. Mentor & Investor @ Startmate. LP @ Blackbird VC. Remote Work Advocate. Previously built two successful companies with a 100% remote workforce.



Santiago Nisnik

Head of Product

Systems Engineer, MBA. 10+ years building digital products. Ex Head of Engineering @ Workana. Remote workforce...



Simone Kier

Head of Growth

Engineer| Marketeer, MBA. 10+ years in Growth & Analytics at startups, 15+ years in global marketing|enterprise....



Leandro Cartelli

Head of Talent

Expert in Talent Acquisition. +15 years leading regional & global teams. Seasoned in multiple industries (Consulting, Tech,...



Argentino Molinuevo

Head of Sales

Joined Athyna as the first BDM and helped build the whole department from ground up. Remote Work Fan. Stage...







Sofia Etchebarne in

Sales Manager

5+ years working in the licensing industry (for companies such as Universal Studios, Discovery, Hasbro,...



Robert Dragne

Head of Customer Success

Customer Success Expert | 7+ years experience in shaping & leading high impact global Customer Success teams....



Josefina Cordoba in

Creative Director

+ 15 years of experience in creative and leadership roles. Specialized in helping global brands tell their stories—from...



Martin Lichtman in

Head of Finance

Father. MBA/BBA. Avid problem solver. Enjoying the Startup journey and working remotely after 20+ years in the corporat...



Taina Silingardi in

Head of People & Culture

Startmate 2021 Fellow. Have been through 2 IPO's at Uber (as a Team Lead) and Darktrace. Passionate People Advocate....



Beatriz Guevara in

Chief of Staff

10+ years of experience as an attorney specializing in labor law cases. For the last 3 years, Beatriz has served on the legal...

Details

The Board of Directors

Director	Occupation	Joined
Bill Kerr	Founder and CEO @ Athyna	2019

Officers

Officer	Title	Joined
Bill Kerr	President CEO	2019

Voting Power ❓

Holder	Securities Held	Voting Power
Bill Kerr	8,000,000 Common Stock	80.2%

Past Equity Fundraises

Date	Amount	Security	Exemption
06/2021	$1,144,660		Section 4(a)(2)
02/2022	$175,000		Section 4(a)(2)
05/2022	$420,000		Section 4(a)(2)
06/2022	$53,464		Section 4(a)(2)
08/2022	$250,000		Section 4(a)(2)
08/2022	$20,580		Section 4(a)(2)
09/2022	$2,100		Section 4(a)(2)
10/2022	$20,000		Other
12/2022	$26,922		Section 4(a)(2)
12/2022	$50,000		Section 4(a)(2)
02/2023	$250,823		4(a)(6)
03/2023	$700,000		Other
04/2023	$59,925	Safe	Regulation Crowdfunding
07/2023	$150,000		Other
01/2024	$150,000		Other
05/2024	$2,500,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Capchase ❓	06/29/2021	$1,144,660	$0 ❓	%		Yes
Stripe ❓	02/08/2022	$175,000	$0 ❓	6.0%	02/04/2023	Yes
Jeeves ❓	05/05/2022	$420,000	$0 ❓	%		Yes

Capchase ❓	06/28/2022	$53,464	$0 ❓	3.0%	09/28/2022	
Stripe ❓	08/08/2022	$250,000	$0 ❓	10.4%	08/08/2023	
Capchase ❓	08/29/2022	$20,580	$0 ❓	6.0%	08/28/2023	
Stripe ❓	09/02/2022	$2,100	$0 ❓	4.29%	09/02/2023	
Bill Kerr ❓	10/03/2022	$20,000	$20,000 ❓	0.0%	12/31/2024	Yes
Capchase ❓	12/12/2022	$26,922	$0 ❓	10.0%	06/12/2023	
Jeeves ❓	12/15/2022	$50,000	$0 ❓	10.0%	12/15/2023	
Element SaaS Finance (USA), LLC ❓	03/17/2023	$700,000	$815,654 ❓	17.25%	04/01/2027	Yes
Element SaaS Finance (USA), LLC ❓	07/14/2023	$150,000	$193,449 ❓	17.25%	08/01/2027	Yes
Element Fund ❓	01/03/2024	$150,000	$211,356 ❓	17.25%	01/03/2024	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	9,970,747	Yes
Restricted Stock	1,000,000	695,057	No

Warrants: 0
Options: 0

Form C Risks:

Specific Risks of our Remote Structure:
- Psychosocial risks of our remote team such a lack of work-family balance and social isolation.

Legal and/or regulatory risks:
- Regulatory Risk: Ignorance/Failure to comply with any local corporate, fiscal, labor, or criminal regulations, taking into account that we have a global business (clients, contractors, employees, and future entities in many parts of the world).

Legal and/or regulatory risks:
- Fiscal/Regulatory changes in the Talent's Countries that prevent them from working remotely.

Legal and/or regulatory risks:
- Contractual Risks: Possible judicial or non-judicial claims filed by clients for breach of contract, violation of confidentiality, or intellectual property.

Legal and/or regulatory risks:
- Labor Risks: Inherent in our activity. Possible lawsuits, claims, and fines derived from

- Labor Risks: Inherent in our activity. Possible lawsuits, claims, and fines derived from misclassification, unjustified dismissals, and work-related illnesses.

Specific Risks of our Remote Structure:
- Loss of valuable knowledge due to problems centralizing information and documentation.

Strategic Risks:
Our company's strategy becoming less effective due to changes in the market, competitors, customer demand, global crisis, etc. which prevent us from reaching our goals. a

Operational risk: Profit loss from day-to-day activities related to failures in internal processes or systems or human mistakes from our team.

Loss of information, or breach of confidential information caused by failures in our cybersecurity strategies, software, or platforms.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management

of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the ❓
purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving

Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Athyna, Inc.

Delaware Corporation
Organized November 2019
68 employees
4816 Jewell Street
San Diego CA 92109 https://www.athyna.com/

Business Description

Refer to the Athyna profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Athyna has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late Filing

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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